DC
No Act
P.E. 12-18-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043065

January 18, 2007

B. Shea Owens
Counsel
Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/18/2007

Re: Dow Jones & Company, Inc.
Incoming letter dated December 18, 2006

Dear Ms. Owens:

This is in response to your letters dated December 18, 2006 and January 17, 2007 concerning the shareholder proposal submitted to Dow Jones by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 1 9 2007
1086

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

29924

DOWJONES

RECEIVED

2006 DEC 19 PM 4:07

B. Shea Owens
Counsel

Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281
Tel: 212.416.3889 Fax: 212.416.2524
shea.owens@dowjones.com

December 18, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Exclusion of the Shareholder Proposal by John J. Crapo
Securities Exchange Act of 1934, as amended – Rule 14a-8**

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones") intends to exclude from its proxy statement and form of proxy for its 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by John J. Crapo (the "Proponent").

Dow Jones received the Proposal, which exceeds 500 words, on April 21, 2006. Pursuant to Rule 14a-8(f), Dow Jones notified the Proponent in a letter sent via express mail on May 3, 2006 that his proposal and supporting statement are required to be no more than 500 words and that Dow Jones would exclude the Proposal from the 2007 Proxy Materials if he did not cure the deficiency in a re-submitted proposal postmarked as of a date no later than 14 calendar days after the date on which he received our notification letter. Dow Jones did not receive a re-submitted proposal from the Proponent.

Accordingly, pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the Proposal. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of Dow Jones' intention to exclude the Proposal from the 2007 Proxy Materials. As Dow Jones intends to mail its definitive 2007 Proxy Materials on or about March 16, 2007, in accordance with Rule 14a-8(j) this no-action request is being submitted not less than 80 days before Dow Jones files its 2007 Proxy Materials with the U.S. Securities and Exchange Commission (the "SEC").

Dow Jones hereby respectfully requests that the staff of the SEC Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from Dow Jones' 2007 Proxy Materials due to the Proponent's failure to meet the eligibility requirement set forth in Rule 14a-8(d).

I would be happy to provide you with any additional information and answer any questions you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to speak with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 212-416-3889 if I may be of any further assistance.

Sincerely,

Attachments

JOHN JENNINGS CRAPO ("MR CRAPO")
Homeless Dow Jones AND Company ("Dow Jones")
Shareholder
PO Box 400151
CAMBRIDGE MA 02140-0002

page one (01) of eight (08) pages

20th April 2006

via certified mail
return receipt requested

Dow Jones AND Company INC
attention please, mstr Joseph A. STERN,
Corporate Secretary ESQUIRE OR SUCCESSOR AS ACTING SECRETARY
200 LIBERTY STREET
NEW York City NY 10281-0095

RE: My shareholder Proposal

DEAR MSTR Corporate Secretary or acting corporate Secretary

I've been a shareholder long time. I've been eligible long time on basis of market value ownership of Dow Jones and Company stock to introduce a share holder proposal. This proposal which I submit I plan to present at your next meeting of shareholders assembled as a meeting of shareholders and proxies of Dow Jones AND Company INC AND I ask it be included IN proxy statement said meeting. Further I inform you I plan to continue my ownership of Dow Jones & Company stock and not sell any of it until the adjournment of said meeting

more

Shareholder proposal (the "proposal")

Shareholders OF DOW JONES and Company INC ("DJ") request the Board of DJ to cause to be published in it's PROXY Statement of the next meeting of assembled shareholders and proxies OF DJ complete details how a shareholder proposal shall be introduced to us. We have uncertainties about this.

Supporting statement

Shareholder proponent ("the proponent") presented this proposal yesterday travelling to and from the Meeting place at his OWN expense. IN fact he Went over the route to and from it the ~~Wednesday~~ Saturday of the immediately preceding week at his OWN expense. I can't find my calendar Book. that too was a hard trip leaving Boston about 12:15AM AND return my host by 8:30 PM. It was by Greyhound Line and Peter Pan BUS I'M committed to be reliable

I have a heavy load I planned & did go to Holiday INN 04-13-2006 and 04-20-2006 - a costly stay of many troubles. It was a good idea to stay at the Holiday INN and

More

put the heaviest of my load in the room
and travel light on the interstate bus
I found said INN failed to give
my Mail upon my departure from it
today and when I got back to the
homeless men's shelter I wasn't wel-
come today. I still don't know
why I was barred from it. I
was told by the U.S. District Court
in case John Jennings Crapo vs Harvard
University in it's judgment of it I'D
failed my innermost thoughts in
letters to my supervisor. I had
informed her when hired at the Dean
Christopher Columbus Langdell Hall I
was a Harvard University Extension
School graduate. slow but care-
ful in my performances reliable
but having many troubles. and
too had failed to inform her I've
schizophrenia when mental health
professionals had discouraged me
from doing that. I got fired
when I asked her if I brought a

more

page form (04) / argument (08)
MR CRAPO to Dow Jones
20 April 2006

male date in to the LIBRARY could I have
him sit on my "lap" the way she
sat on a library user's lap. It was
then I was discharged. [illegible] the
dismissal. Briefly I write. The US
District Court upheld the discharge
but I rely on the thinking to interact
with others and it seemed fair
to ~~self~~ write her comments re: her
anatomy were being made -
things the court held against me
in it's judgment against me in the
early 1990's I'D wanted to be a
lawyer and the job at Dean Langdell
hall doing the same work MR
Langdell did as a law student
gave me some good ~~[illegible]~~
myself. I told the woman
Ane Srst INN employee I'm homo-
sexual but other than having
respect for her as a person to
work in Men's shelter I've NO
thoughts romance with her
and other woman. For that I
was barred. The Barring was
unexpected by me just as was the
More

page five (05) of eight (08)
Mr Crapo to Dow Jones
20 April 2006

termination at Harvard University Law School and the prior reprimand in my job as a state employee when I was charged with rape when I kept an elderly woman infirmed and self mutilative from falling down stairs. When she was assumed to me I'D protested - said she wasn't the clinic's jurisdiction by my supervisor ordered me to take her out for recreation - at places including where I write this now I'm aggrieved it goes without saying

as I wrote LIBRARY closed I went and used toilette + then took subway with changes to here where I had a late supper then use toilette again + I use an allnight Post office Not as much as space as the Mstr James Farley but some missing conspicuously are chairs. I'M Not at Holiday INN after Midnight the subway shuts down my Fatigue is gross I can't find my glasses I've on sunglasses. I was to Planet self Storage today + My storage Box IS IN darkness I DID inform the Manager at Storage one of his staff has been soliciting money from me Briefly ~~I said~~ If I had his name I might've written him a letter
More

Mr Crapo to Dow Jones
20 april 2006
requesting him to stop but on other hand if
he wrote me, explained his reasons + included
documentation he'd been denied help elsewhere
I might have thought differently. Storage manager said he's unsuitable for AID

With my bereavement, my troubles, my
health troubles, indignity of being homeless,
my embarrassment all this is very harsh!

The shelter I expect to return to
has nearly 400 inhabitants - no desk
space - no books + magazines I can find
I brought in a magazine which I bought Lots
+ Lots in it there was on Civil Rights. I noticed
a self styled paralegal come + take magazine
failing to acknowledge my gift. Very hard
disclaimer after I get there is a table I like
to sit at + write at it + then people would
come over + decide to play cards at it
and push me out - and when I would object - isn't card playing legal process
AND the ~~person~~ staffer who said couldn't come IN
when I was at front of breakfast line + I objected
to someone walking in + going ahead of me
I was offended explaining I've a heavy load
I ache all over + I've medical troubles and
I'm a senior citizen Both rebuffed me.

Where would I get a value like that!
older people are entitled to courtesy - they
have a higher death risk

I talk of my motivation. What
do I do to overcome discouragement

More

MR Crapo to Dow Jones
20 April 2006

coercive and intimidating behavior much what I notice is conduct which was observed in World War two (02) concentration camps. People are around then disappear what has happened to them I get in trouble because I write isn't one (01) supposed to write reasoned comments regarding important decisions concerning someone's life aren't people supposed to complete questionnaires with regard to themselves re: family, job, country, education, health, religion etcetera criminal justice

I was sent to a shelter failed to take me & I was sent to one on an island. Each day I was to made to go to one that refused me & each time co-ercion used on me to throw my records & other belongings away. I explained I was slow to get up I needed to take some security precautions. I was called unexpectedly. I was told I couldn't come back there. I'd said if I had advance notice I could lock the bag a Samsonite strap bag. Otherwise it could be stolen it could be emptied fast & it empty it could be seen of value less heavy contents of the more choice things to the stealer. I had another bag stolen with a gang around & no one objected

MORE

page eight(08) of eight

Mr Crapo to Dow Jones

20 April 2006
to how I was treated

I thought of people's addresses Being found + becoming victims of robbery
IMhrieF

I had trouble finding the Location of the stockholder meeting of April 19th I had to buy at New York City a map with street name on it it was hard + Needed to find a public toilette IN that process I shook + quivered + had chills I couldn't find a copy ~~store~~ store and a Post office

When I Made my initial visit on Saturday I Noticed dreadful troubles with Local public transportation and which I had called to attention of company ~~before~~ before.

end of supporting
statement

Sincerely
John Jennings Crapo

C.C. to US Securities and Exchange Commission DIVISION of
Corporation Finance Director
Via Certified mail return receipt requested

JJC/lt

John Jennings Crapo
Homeless Senior Citizen
+ Stockholder
PO Box 400151
CAMBRIDGE MA 02140-0002

20 April 2006

Via C.MAAA
Securities & Exchange Commission ("SEC")
Division of Corporation Finance
450 fifth ST NW
Washington D C 20549-~~01~~-0213

RE: MY submission my shareholder proposal to Dow Jones & Company INC meeting of shareholders meeting as an assembled meeting of shareholders & proxies

Dear Division Director or Deputy Division Director Mstr DUNN

Enclosed I call to your attention my shareholder proposal eight (08) pages to Dow Jones & Company INC
Please include it in file

Sincerely & briefly

John Jennings Crapo

Encl: eight (08) pages printed one (01) side
c.c. via CMAAA to said company attn its ~~Div~~ Corporation Secretary

JJC/jjc

DOWJONES

B. Shea Owens
Counsel

Dow Jones & Company, Inc.
200 Liberty Street
Legal Department, 9th Floor
New York, NY 10281
Tel: 212.416.3889 Fax: 212.416.2524
Shea.owens@dowjones.com

January 17, 2007

VIA FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Inadvertant Omission from Submission Regarding Shareholder Proposal of John J. Crapo

Dear Ladies and Gentlemen:

We inadvertantly omitted from the no-action request that we mailed to you on December 18, 2006 (the "December 18, 2006 No-Action Request"): (a) the Notice of Deficiency that we express mailed to Mr. Crapo on May 3, 2006 in response to his April 21, 2006 proposal and (b) the tracking receipt. Accordingly, we enclose both in this envelope.

For convenience of review, we also have included the December 18, 2006 No-Action Request, which advises that we received Mr. Crapo's proposal on April 21st and express mailed him a response on May 3rd (within the Rule 14a-8(f) 14 day window).

We never received any form of further correspondence from Mr. Crapo regarding this matter.

If you require any additional information, do not hesitate to contact me at (212) 416- 3889.

Sincerely,

Enclosures

DOWJONES

Shea Owens
Counsel

Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281
Tel: 212.416.3889 Fax: 212.416.2524
Shea.Owens@dowjones.com

May 3, 2006

ER000226675US

Mr. John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

Re: Shareholder Proposal of John J. Crapo
Notice of Deficiency

Dear Sir:

This letter is to inform you that your proposal and supporting statement (collectively, the "Proposal"), received April 21, 2006, do not comply with Rule 14a-8(d). That provision requires that a proposal, including the accompanying supporting statement, not exceed 500 words. The Proposal exceeds 500 words and, pursuant to Rule 14a-8(f)(1), Dow Jones & Company, Inc. ("Dow Jones") will exclude it from the 2007 Proxy Materials if you do not cure the deficiency noted herein in a re-submitted proposal postmarked as of a date no later than 14 calendar days after you receive this letter.

Sincerely,

[signature]

ER 000226675 US

EXPRESS MAIL
UNITED STATES POSTAL SERVICE®
Post Office To Address

ORIGIN (POSTAL USE ONLY)

PO ZIP Code 10199	Day of Delivery ☐ Next ☑ Second	Flat Rate Envelope ☐	
Date In 2 2 6 Mo. Day Year	☑ 12 Noon ☐ 3 PM	Postage $ 17.40	
Time In 11:00 ☑ AM ☐ PM	Military ☐ 2nd Day ☐ 3rd Day	Return Receipt Fee	
Weight lbs. 8 ozs.	Int'l Alpha Country Code	COD Fee $	Insurance Fee
No Delivery ☐ Weekend ☐ Holiday	Acceptance Emp. Initials	Total Postage & Fees $	

FROM: (PLEASE PRINT) PHONE ( )

Shea Owens, Esq.
Dow Jones & Co, Inc.
200 Liberty St
New York, NY 10281
10066045 5290999 4003

FOR PICKUP OR TRACKING CALL 1-800-222-1811
www.usps.com EMS

DELIVERY (POSTAL USE ONLY)

Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Attempt Mo. Day	Time ☐ AM ☐ PM	Employee Signature
Delivery Date Mo. Day	Time ☐ AM ☐ PM	Employee Signature

CUSTOMER USE ONLY

PAYMENT BY ACCOUNT
Express Mail Corporate Acct. No.

Federal Agency Acct. No. or Postal Service Acct. No.

☐ WAIVER OF SIGNATURE (Domestic Only) Additional merchandise insurance is void if waiver of signature is requested. I wish delivery to be made without obtaining signature of addressee or addressee's agent (if delivery employee judges that article can be left in secure location) and I authorize that delivery employee's signature constitutes valid proof of delivery.

NO DELIVERY ☐ Weekend Holiday ☐ Customer Signature

TO: (PLEASE PRINT) PHONE ( )

Mr John Jennings Crapo
P.O. Box 400159
Cambridge, MA

ZIP + 4 02140 + 0002

ER361885343US

DOWJONES

B. Shea Owens
Counsel

Dow Jones & Company, Inc.
200 Liberty Street
9th Floor, Legal Department
New York, NY 10281
Tel: 212.416.3889 Fax: 212.416.2524
shea.owens@dowjones.com

December 18, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

**Re: Exclusion of the Shareholder Proposal by John J. Crapo
Securities Exchange Act of 1934, as amended – Rule 14a-8**

Dear Ladies and Gentlemen:

This letter is to inform you that Dow Jones & Company, Inc. ("Dow Jones") intends to exclude from its proxy statement and form of proxy for its 2007 Annual Meeting of Stockholders (collectively, the "2007 Proxy Materials") a shareholder proposal and supporting statement (collectively, the "Proposal") submitted by John J. Crapo (the "Proponent").

Dow Jones received the Proposal, which exceeds 500 words, on April 21, 2006. Pursuant to Rule 14a-8(f), Dow Jones notified the Proponent in a letter sent via express mail on May 3, 2006 that his proposal and supporting statement are required to be no more than 500 words and that Dow Jones would exclude the Proposal from the 2007 Proxy Materials if he did not cure the deficiency in a re-submitted proposal postmarked as of a date no later than 14 calendar days after the date on which he received our notification letter. Dow Jones did not receive a re-submitted proposal from the Proponent.

Accordingly, pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and the Proposal. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being simultaneously mailed to the Proponent, informing him of Dow Jones' intention to exclude the Proposal from the 2007 Proxy Materials. As Dow Jones intends to mail its definitive 2007 Proxy Materials on or about March 16, 2007, in accordance with Rule 14a-8(j) this no-action request is being submitted not less than 80 days before Dow Jones files its 2007 Proxy Materials with the U.S. Securities and Exchange Commission (the "SEC").

Dow Jones hereby respectfully requests that the staff of the SEC Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be properly excluded from Dow Jones' 2007 Proxy Materials due to the Proponent's failure to meet the eligibility requirement set forth in Rule 14a-8(d).

I would be happy to provide you with any additional information and answer any questions you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, I respectfully request the opportunity to speak with you prior to the determination of the Staff's final position. Please do not hesitate to call me at 212-416-3889 if I may be of any further assistance.

Sincerely,

Attachments

JOHN JENNINGS CRAPO ("MR CRAPO")
Homeless Dow Jones AND Company ("Dow Jones")
Shareholder
PO Box 400151
CAMBRIDGE MA 02140-0002

page one (01) of eight (08) pages

20th April 2006

via Certified mail mail
return receipt requested

Dow Jones AND Company INC
attention please
Corporate Secretary mstr Joseph A. STERN,
ESQUIRE OR SUCCESSOR AS ACTING SECRETARY
200 LIBERTY STREET
NEW York City NY 10281-0095

RE: My shareholder Proposal

DEAR Mstr Corporate Secretary or acting corporate Secretary

I've been a shareholder long time. I've been eligible long time on basis of market value ownership of Dow Jones and Company stock to introduce a share holder proposal. This proposal which I submit I plan to present at your next meeting of shareholders assembled as a meeting of share holders and proxies of Dow Jones AND Company INC AND I ask it be included IN proxy statement said meeting. Further I inform you I plan to continue my ownership of Dow Jones & Company stock and not sell any of it until the adjournment of said meeting

more

Page two (02) of eight (08)
MR CRAPO TO DOW JONES
20 April 2006

Shareholder proposal (The "proposal")

Shareholders OF DOW JONES and Company INC ("DJ") request the Board of DJ to cause to be published in it's Proxy Statement OF the next meeting of assemblies shareholders and proxies OF DJ complete details how a shareholder proposal shall be introduced to US. We have uncertainties about this.

Supporting statement

Shareholder proponent ("the proponent") presented this proposal yesterday travelling to and from the Meeting place at his OWN expense. IN fact he went over the route to and from it the ~~Wednesday~~ Saturday of the immediate preceding week at his OWN expense. I can't find my calendar Book. that too was a hard trip leaving Boston about 12:15AM AND return my to it by 8:30 PM, it was by Greyhound Line and Peter Pan BUS I'M committed to be reliable

I have a heavy load I planned + did go to Holiday INN 04-13-2006 and 04-20-2006 - a costly stay of many troubles. It was a good idea to stay at the Holiday INN and

More

page three(03) of eight(08)
MR CRAPO to DOW JONES
20 april 2006

put the heaviest of my load in the room
and travel light on the interstate bus
I found said INN failed to give
my mail upon my departure from it
today and when I got back to the
homeless men's shelter I wasn't wel-
come today. I still don't know
Why I was barred from it. I
Was told by the U.S. District Court
in case John Jennings Crapo vs Harvard
University in it's judgment of it I'D
failed my innermost thoughts in
letters to my Supervisor. I had
informed her when hired at the Dean
Christopher Columbus Langdell Hall I
was a Harvard University Extension
School graduate. A slow but care-
ful in my performances reliable
but having many troubles. and
too had failed to inform her I've
schizophrenia when mental health
professionals had discouraged me
from doing that. I got fired
when I asked her if I brought a

more

page from 104 / omment 109
MR CRAPO to Dow Jones
20 April 2006

male date in to the LIBRARY could I have
him sit on my "lap" the way she
sat on a library user's lap. It was
then I was discharged. [illegible] the
dismissal. Briefly I write. The US
District Court upheld the discharge
but I rely on the thinking to interact
with others and it seemed fair
to ~~tell~~ write her comments re: her
anatomy were being made -
things the court held against me
in it's judgment against me in the
early 1990's I'D wanted to be a
lawyer and the job at Dean Langdell
hall doing the same work MR
Langdell did as a law student
gave me some ~~good~~ [illegible]
myself - I told the woman
the staff INN employee I'm homo-
sexual but other than having
respect for her as a person to
work IN men's shelter I've NO
thoughts romance with her
and other woman. For that I
was barred. The Barring was
unexpected by me just as was the
more

page five (05) or eight (08)
Mr Crapo to Dow Jones
20 April 2006

fermentation at Harvard University
Law School and the prior reprimand
IN my job as a state employee when I
was charged with rape when I Kent
an elderly woman infirmed and
self mutilative from falling down
stairs. When She was assumed
to me I'D protested - said She
wasn't the clinic's JURISDICTION by
my Supervisor ordered me to take
her out for recreation - at places
including where I write this now
I'M aggrieved it goes without
saying

as I wrote LIBRARY closed I went and used
toilette + then took subway with changes
to here where I had a late supper then use
toilette again + I use an allnight Post office
Not as much as space as the Mstr James
Farley but some missing conspicuously are
chairs. I'M Not at Holiday INN after
Midnight the subway shuts down my
Fatigue is gross I can't find my glasses I've
on Sunglasses. I was to Planet self Storage to
day + my Storage Box IS IN darkness
I DID inform the Manager at Storage
one of his staff has been solicitting money
from me Briefly I said If I had his
name I might've written him a today
More

page six (06) of eight (08)

Mr Crapo to Dow Jones
20 april 2006
requesting him to stop but on other hand if
he wrote me, explained his reasons + included
documentation he'd been denied help elsewhere
I might have thought differently. Storage manager said he's unsuitable for AIO

With my bereavement, my troubles, my health troubles, indignity of being homeless, my embarrassment all this is very harsh

The shelter I expect to return to has nearly 400 inhabitants - no desk space - no books + magazines I can find I brought in a magazine which I bought Lots + Lots in it there was on Civil Rights. I noticed a selfstyled paralegal come + take magazine failing to acknowledge my gift. Very hard disclaimer after I get there is a table I like to sit at + write at it + then people would come over + decide to play cards at it and push me out - and when I would object - is it card playing legal process AND the staffer who said couldn't come IN When I was at front of breakfast line + I objected to someone walking in + going ahead of me I was offended explaining I've a heavy load I ache all over + I've medical troubles and I'm a senior citizen Both rebuffed me.

Where would I get a value like that older people are entitled to courtesy - they have a higher death risk

I talk of my motivation. What do I do to overcome discouragement

More

page seven(07) of eight(08)

MR Crapo to Dow Jones

20 April 2006

coercive and intimidating behavior much a what I notice is conduct which was observed in World War two (02) concentration camps. People are around then disappear what has happened to them I get in trouble because I write isn't one(01) supposed to write reasoned comments regarding important decisions concerning someone's life aren't people supposed to complete questionaires with regard to themselves re: family job, country, education, health, religion etcetera criminal justice

I was sent to a shelter failed to take me & I was sent to one on an island. Each day I was to made to go to one that refused me & each time co-ercion used on me to throw my records & other belongings away. I explained I was slow to get up I needed to take some security precautions. I was called unexpectedly. I was told I couldn't come back there. I'd said if I had advance notice I could lock the bag a samsonite strap bag. Otherwise it could be stolen it could be emptied fast & if empty it could be seen of what's less heavy contents of the more choice things to the stealer. I had another bag stolen with a gang around & no one objected

MORE

page eight (08) of eight

Mr Crapo to Dow Jones

20 April 2006
re how I was treated

I thought of people's addresses Being found + becoming victims of robbery (mhriek)

I had trouble finding the location of the stockholder meeting of April 19th I had to buy at New York City a map with street name on it it was hard + Needed to find a public toilette IN that process I shook + quivered + had chills I couldn't find a copy ~~store~~ store and a Post office

When I made my initial visit on Saturday I Noticed dreadful troubles with local public transportation and which I had called to attention of company ~~before~~ before.

end of supporting statement

Sincerely
John Jennings Crapo

c.c. to US Securities and Exchange Commission Division of Corporation Finance Director Via Certified mail return receipt requested

JJC/ltr

John Jennings Crapo
Homeless Senior Citizen
& Stockholder
PO Box 400151
CAMBRIDGE MA 02140-0002

20 april 2006

Via C-MAIL
Securities & Exchange
Commission ("SEC"
Division of Corporation
Finance
450 fifth ST NW
Washington D C 20549-0213

RE: MY Submission my shareholder proposal to Dow Jones & Company INC meeting of shareholders meeting as an assembled meeting of shareholders & proxies

Dear Division Director or Deputy Division Director Mstr DUNN

Enclosed I call to your attention my shareholder proposal eight (08) pages to Dow Jones & Company INC

Please include it in file

Sincerely & briefly

John Jennings Crapo

Encl: eight (08) pages printed one (01) side

C. C. via CMail to
said Company
attn its Dvr Corporation
Secretary

JJC/IIC

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 18, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dow Jones & Company, Inc.
Incoming letter dated December 18, 2006

The proposal requests an explanation, included in the proxy statement for the next annual meeting, of how a shareholder proposal shall be introduced.

There appears to be some basis for you view that Dow Jones may exclude the proposal under rule 14a-8(f). We note in particular that the proposal appears to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we will not recommend enforcement action to the Commission if Dow Jones omits the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END